Exhibit 99.1

Top Tier UK Financial Institution Selects Sapiens DECISION

Sapiens platform to be deployed as firm’s central logic repository for its business process improvement initiative

Holon, Israel and Rochelle Park, NJ – June 29, 2015 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the financial services sector, announced today that a top tier UK financial institution has selected Sapiens DECISION as part of its enterprise-wide business improvement initiative.

Sapiens DECISION, an enterprise-grade decision modeling platform, will enable the institution to separate business logic from processes by utilizing DECISION as a centralized location for authoring, storing and managing all logic. The company will be able to optimize process automation, provide improved transparency, improve the quality and consistency of customer interactions and minimize process redundancy and outcome inconsistencies.

The DECISION deployment will include Sapiens’ deployment services, with a focus on knowledge transfer and consulting to help the client develop a skilled internal team, augmented with Sapiens expertise (as needed).

“Separating business logic from the actual processes, and storing and managing logic from the DECISION central repository, offers tremendous opportunity for process automation and consistency, as well as improved decision-making throughout the enterprise,” said Rami Doron, managing director of Sapiens DECISION.

”The financial services industry is starting to recognize the value of taking a holistic approach to managing the organization’s logic,” continued Doron. “We are seeing that recognition reflected in the industry’s increased interest in Sapiens DECISION.”

Sapiens DECISION consistently and comprehensively enforces business logic across all enterprise applications. It is used to track, verify and ultimately ensure that every decision is based on the most up-to-date rules and policies. By enabling automatic generation of executable code from the DECISION model to various target operating environments, Sapiens DECISION dramatically reduces coding efforts and time to market.

Sapiens DECISION is powered by The Decision Model, a widely adopted and proven decision management methodology.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 150 financial services organizations. The Sapiens team of over 1,200 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Contact Yaffa Cohen-Ifrah Chief Marketing Officer and Head of Corporate Communications Sapiens International Mobile: +1-201-250-9414 Phone: +972-3-790-2026 Email: Yaffa.cohen-ifrah@sapiens.com